Exhibit 99.2

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity: Genetic Technologies Limited ABN: 17 009 212 328 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Melvyn John Bridges Date of last notice 16 December 2011 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Controlling shareholder of Parma Corporation Pty. Ltd. (registered holder) Date of change 10 April 2012 Number of securities held prior to change Nil Class Fully paid ordinary shares Number acquired 500,000 Number disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation $47,832.90 Number of securities held after change 500,000 Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back On-market purchase

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Nature of interest Name of registered holder (if issued securities) Date of change No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Interest acquired Interest disposed Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Interest after change Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable Date: 11 April 2012